SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 16, 2012	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EARNINGS RELEASE

4th quarter 2011 | TIM Participações S.A.

TIMP3


Blue Man Group

TIM

Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Fourth Quarter 2011

BOVESPA[1]
(lot = 1 share)
TIMP3: R$9.58

NYSE[1]
(1 ADR = 5 ON shares)
TSU: US$27.88

***(1)** closing prices of Feb 15th, 2012*

Rio de Janeiro, Feb 15th, 2012 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A., and Intelig Telecomunicações Ltda., announces its results for the fourth quarter of 2011 and 2011 fiscal year. TIM Participações S.A. ("TIM Participações" or "TIM") provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating Consolidated information, except where otherwise indicated, is presented according to IFRS *(International Financial Reporting Standards)* and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the fourth quarter of 2010 (4Q10) and third quarter of 2011 (3Q11), except when otherwise indicated. The Income Statement analysis refers to TIM and Intelig operations, excluding the effects of TIM Fibers' acquisitions in Nov/11 - except when otherwise indicated. As for Balance Sheet, the analysis includes TIM Fiber.

4Q11 Conference Call

Conference Call in Portuguese:
Feb 16th, 2012, at:
10:30 AM Brasilia time
07:30 AM US EST

Conference Call in English:
Feb 16th, 2012, at:
1:30 PM Brasilia time
10:30 AM US EST

For further information, please access the Company's website:
www.tim.com.br/ir

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4109-3360 / 4109-4017 / 4109-3751

Avenida das Américas, 3434
Bloco 1, 6th Floor – Barra da Tijuca
Rio de Janeiro, RJ - Brazil
Zip Code 22640-102
Fax: +55 21 4109-3990

4Q11 Highlights: Business in continuous acceleration

- **Subscriber base reached 64.1 mln users, +25.6% YoY**, backed by both pre-paid and post-paid growth (+25.8% and +24.4% YoY respectively);
- **Gross adds reached 11.8 mln lines (a record high ever)**, resulting in a strong net addition of 4.9 mln new lines. In 2011, gross adds totaled 39.8 mln and net adds 13.1 mln users;
- **Top line at R$4.7 bln grew by 19.4% YoY** and net service revenues grew by 16.8% YoY;
- **Gross data revenues expanded 49.2% in 4Q11 (YoY) to R$958 mln**, reaching 17% of total mobile revenues (vs. 14% in 4Q10); Infinity Web daily Unique users reached over 2.7 mln;
- **Smartphone penetration surpassed 27% over total base** (vs. 8% in Sept'10);
- **Outgoing Voice Revenues (+18% YoY)** keeps growing at a strong pace;
- **EBITDA reached R$1,305 mln,** +8.7% YoY and EBITDA margin registered 27.8%;
- **EBIT came at R$673 mln** (+30.8% YoY);
- **Net income totaled R$405 mln in 4Q11, and R$1,285 mln in 2011,** an increase of +66% vs. organic net income in 2010;
- **CAPEX (ex-TIM Fiber) totaled R$1,129 mln this quarter and R$2,983 mln in 2011**, or 17.5% of net revenues;
- **Operating FCF in 2011 totaled R$1.65 bln** with a growth of 21% vs. 2010.
- **Total dividend proposed for 2011 amounted in R$533 mln** (vs. R$497 mln in 2010);
- **Leadership in Anatel network quality indicators for the last 12 months**.

Message from Management

The fourth quarter of 2011 showed that all efforts and strategy put in place three years ago resulted in an outstanding value creation for the company. In these three years we started a process that is reshaping the Brazilian telecommunication market, allowing people talking more without any time or location constrains. Our motto "voice is good" proved to be correct and in 2011, we have accelerated date services, with the "Internet for all" concept.

For us, Brazil is one big community and in that sense, our Infinity and Liberty communities have reached 60 million people (or 94% of our total subscriber base).

Three Years in Few

In these past years we managed to recover the subscriber base growth while improving profitability.

- **Customer base expansion:** We landed 2011 with more than 64 million users, a **remarkable growth of 56%** versus the 41 million users at the end of 2009. As for the yearly net addition, 2011 scored the all-time high 2011, reaching 13.1 million new users;

- **Market share gaining: TIM led the incremental market share** in the last two years, with 34% and 33% in 2010 and 2011 respectively. With that, TIM regained the second position and ended 2011 with a market share of 26.5%;

- **Revenue growth acceleration:** Along with the customer base growth mentioned above, TIM also managed to accelerate revenue growth by 25% in the last three years (in the 4Q11, revenue growth was 18% versus 4Q10), **putting TIM as the fastest growing company in the industry;**

- **Cash generation solid growth:** One of the main highlight in this period was the fact that **TIM showed the ability to speed-up profitability amid a very intense commercial and marketing activity**. Our EBITDA growth of 31% in these three years was higher than the 25% growth in the revenues, showing that the "efficiency plan" had a crucial rule in the business turn-around.

On the operational side, TIM had also a solid improvement in the last three years. The **SAC/ARPU** ratio stood at 2.1x in the 4Q11 (vs. 3.0x in 4Q10) while **Bad debt** over gross revenues came at 0.92% (vs. 1.7% in 4Q10);

Network: Strengthening the Foundations

Since 2009, TIM invested more than R$8.5 billion in the organic business. On top, TIM acquired two of the most relevant backbone and backhauling infrastructures in the country, Intelig (2009) and AES Atimus (2011). The solid business growth cited previously was only possible due to our high commitment with network quality. Attested by Anatel as the leading network quality.

Business Outlook:

Now that we have repositioned the company, accelerated the growth, built a solid infra-structure and adopted the highest corporate governance ambient**, we have a very constructive vision for the near future**. This positive sentiment with our operation is mainly due to some facts:

- Brazil is a big and attractive market;
- Mobile over fixed: Continues reshaping of telecom market (Voice and data fixed-to-mobile substitution, mobile internet take-up);
- Business continues growth pace (customer base, revenues and profitability);
- Network evolution towards fiber-to-the-site (FTTS) and advanced data architecture;
- Additional value creation (i.e: R$4.8 billion synergies from TIM Fiber).

Our strategy will remain consistent and original, based on simplicity and innovation. Having no legacy to defend from the fixed business, we expect to grow at a faster pace versus peers. However growth and profitability will continue to be our main focus.

Luca Luciani

Market Performance

Brazilian Market Overview

Brazilian mobile market reached 242.2 million lines by the end of 4Q11, representing a yearly growth of 19.3% (vs. 16.7% in 4Q10) and a penetration rate of 123.9%, from 104.7% in 4Q10. The mobile market growth has been supported by: i) stimulus of on-net calls (which creates multiple SIM-Card sales effect in the pre-paid segment), and ii) growing demand for data services, especially in smart/webphones and M2M.


Brazilian mobile market
(million of lines)
Postpaid
Prepaid
% Penetration
93,0
95,9
99,0
104,7
108,3
111,6
116,5
123,9
179,1
185,1
191,5
202,9
210,5
217,3
227,4
242,2
31,4
32,7
34,2
35,8
37,5
39,4
41,7
44,1
147,7
152,4
157,3
167,1
173,0
177,9
185,6
198,2
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
Full year net adds at record level of 39.3 Mln lines (2011x2010

Market net additions in 4Q11 rose 29.4% YoY

The best fourth quarter ever. Market net additions in 4Q11 totaled 14.8 million, an outstanding increase of 29.4% versus 11.5 million registered in the same period last year. Breaking down the market into pre-paid and post-paid segments, the first reached 198.2 million users (+18.6% YoY), and accounts for 81.8% of total Brazilian market. As for the post-paid segment, total users reached 44.1 million, a 22.9% increase versus December 2010.

Another record for the full year, market net additions in 2011 totaled 39.3 million, surpassing 2008's record (29.7 mln) and 29 mln of 2010. Breaking down the market into pre-paid and post-paid segments, the first added 31.1 million users (+32.2% YoY), and accounting for 79.1% of total Brazilian market. As for the post-paid segment, 2011 net adds reached 8.2 million, a 49.7% increase versus December 2010.

TIM's Performance

TIM led net adds in 4Q with 4.2mln

Total subscriber base ended fourth quarter with 64.1 million lines, 25.6% up from 4Q10 and representing a market share of 26.5%. Total net additions in the 4Q11 came in at 4.9 million lines, **taking the lead in the quarter with 32.7%** of the incremental market share and 43% only in December. This consistent performance in the market share of net addition led TIM to be the only player that gained market share in 2011 (158 Bps), and confirms the Infinity and Liberty plans as the best option in the Brazilian market.


TIM Total Net additions
(million of lines)
+10 mln users
+13 mln users
1,3
2,1
2,5
4,1
1,8
2,7
3,7
4,9
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

Record high in gross adds

In the 4Q11, **TIM achieved the highest volume of gross additions**, reaching 11.8 million new lines, up 20.7% versus 4Q10.

Consistent churn policy

Disconnections reached 7.0 million in the quarter, with a churn rate of 11.7% (vs. 11.0% in the 4Q10 or 11.6% in 3Q11). The slight increase on churn is explained by a strict disconnection rule to avoid unnecessary Fistel expenses, amid strong commercial activity, especially on the pre-paid side.


Total Market Share
30,1%
25,4%
23,7%
20,4%
29,5%
26,5%
24,9%
18,8%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
TIM
Vivo
Claro
Oi

Post-paid base grew 24% vs. 16% in 4Q10

Post-paid customer base reached 9.3 million users, a 24.4% YoY growth vs. +15.7% in 4Q10. In this quarter, **TIM added 655 thousands post-paid clients (vs. 243k in 4Q10** and 632k in 3Q11), thanks to Liberty and Infinity voice plans, which ended the quarter with nearly 70% of post-paid base, and leveraged by data plans for dongles as well.

Another reason of post-paid's higher gross adds and lower churn is shown in Anatel's SMP quality indicators. In SMP 11, which is care relative to billing problems per 100k bills emitted, TIM stood out in December's figures as the player with the lowest rate among the sector. This is a solid sign of the company's effort in proving a transparent and simple charging scheme eases the life of its clients and provides a great incentive to unlimited communication.

53 million users in Infinity plan

In the pre-paid front, total users reached 54.8 million, up 25.8% YoY in the segment - largely leveraged by the Infinity Pre plan, which reached 53 million users (97% of the base in this segment). TIM continues to drive market growth in the pre–paid segment, as the company has sequentially added innovative plans and services to its Infinity concept (i.e. Infinity Torpedo, Infinity Web and Infinity Mais), thus remaining market's best choice for clients.


Pre-paid Net Adds - Trailing 12 months
(Mln lines)
10.5
8.9
7.6
5.7
6.1
5.7
5,757594
3.2
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Vivo
TIM
Claro
Oi


Post-paid Net Adds - Trailing 12 months
(Mln lines)
3.5
2.9
2.4
1.8
1.6
1.0
0.5
0.0
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Vivo
TIM
Claro
Oi

Regarding figures for 2011, TIM registered a yearly record for gross adds (39.8 million lines) which results in a volume of 13.1 million net adds (11.2 Mln in pre and 1.8 Mln postpaid). Churn rate for the year reached 47.9%, an increase versus 42.4% registered in 2010, mainly due to the strong commercial activity on the pre-paid market.

Leadership in Network quality

Network & Quality: Our GSM coverage reached 94.4% of the urban population, serving 3,294 cities. Despite a continuous steep traffic increase in the past quarters (+27.6% YoY), TIM kept the leadership position in Anatel's network quality indicator, being the only player to score 100% of the goals in 8 out of the last 12 months. Such result reinforces

TIM's commitment to provide top notch service quality, while pushing on fixed-to-mobile substitution (MOU intensive strategy) and speeding up data offers.

As for data coverage, TIM provides GPRS technology to 100% of its footprint, being ~80% covered by EDGE technology. The Third Generation Technology **(3G) had its roll-out speeded up and now it is present in 488 cities – reaching around 66,6% of urban population in Brazil**. We expect to continue accelerating the 3G coverage in the coming quarters.

Marketing Performance

In 2011, TIM maintained the focus on its platform of offering, avoiding shortcut strategy or adding complex elements to existing plans

Marketing approach in this quarter can be described as follows:

On the prepaid, TIM reinforced Infinity plan and the differentials of simplicity and convenience from the other players.

A solid offering platform

Also, TIM added another channel for Infinity Pre and Infinity Controle users to make a recharge to their accounts. From now on, it is possible to recharge in the TIM's website, via a credit card, with amounts varying from R$12 to R$100.

Concerning the post-paid, the focus on regional approach for the Liberty family was maintained and the platform has grown with the launch of Liberty Torpedo (a SMS offer).

As for value added services, TIM launched a plan targeting an increase in SMS usage among postpaid users, called Liberty Torpedo which was mentioned above. With this new plan, clients can send a text message to any number in Brazil (on-net and off-net), paying R$9.90 in the month of use. This offer combines the unlimited concept with the transparency charge (avoiding billing shock).

Universalizing internet: Liberty Web Light with PNBL

In the internet front, **TIM extended Liberty Web Light** - designed for *Plano Nacional de Banda Larga* (PNBL) program – to 300 Brazilian cities. With such a plan, users will have an unlimited connection via a minimodem with speeds up to 1 Mbps per R$35 per month, avoiding the monthly billing surprise, and providing unlimited usage for a fixed charge. It's important to highlight that there will be no extra cost from exceeding its data consumption cap (500 Mbps p/ month).

Still on data, TIM launched an extension of the Infinity Web offer targeting tablets and dongles (mini-modems). The new offer is called **Infinity Web Modem** and the user is charged R$1.99 per day for unlimited internet access with a higher cap, making it a very interesting offer for heavy users that prefer the pre-paid.

Credit card co-branded: in a partnership, TIM and Banco Itaú introduced a co-branded credit card with a loyalty program exclusive to TIM's Clients, which distributes points to be exchanged for devices and airline miles, while maintaining the traditional benefits of Itaú cards.

In the corporate segment, TIM launched a unique integrated solution (MDM TIM) that permits companies to manage smartphones and tablets over-the-air. The service gives the ability to IT administrators to remotely control the devices, guaranteeing security and appropriate access to sensitive information.

In order to keep ahead of the competition on the corporate market, TIM has just modernized its network to provide support to the new version of Internet Protocol, the IPv6 (Internet Protocol version 6). Such movement allows the Company to become one of the country's pioneers in commercially offering this service. This upgrade to IPv6 means the services' continuity and expansion to meet the increasing demand for voice and data services that consume IP addresses in a large scale.

Exclusive agreement for iPad2

On the handset side, TIM continues to reinforce its innovative path. The company launched iPad2 in the national territory. The device is available on a monthly payment of R$199 (iPad2 3G of 16GB already embedding Liberty Web tablet). This bundle allows clients to pay in credit cards in 12 installments with no interest.

On December 16th, in an event that was marked by a large audience, the Company launched the brand new iPhone 4S. TIM sells iPhone 4S in the versions 16GB, 32GB and 64GB, starting from the price of R$ 1,899 until R$ 2,499.

For Fixed services, the company launched 'TIM Fixo Ilimitado', which united the convenience of its fixed telephony post-paid plan with the benefits of a free and unlimited communication already embedded in TIM's brand. With TIM Fixo Ilimitado, the user is charged only R$ 39,90 per month and can speak freely to local and long distance calls via CSP 41, to any fixed numbers nationwide. Furthermore, the client can call unlimited to TIM mobile numbers in the same city.

Financial Performance

Selected financial data – Revenues

Tim Participações - Consolidated (Ex - TIM Fiber)

DESCRIPTION	4Q11	4Q10	% YoY	3Q11	% QoQ	2011	2010	% YoY
R$ thousands								
Gross Revenues	**6,756,090**	**5,565,433**	**21.4%**	**6,381,506**	**5.9%**	**24,728,769**	**20,319,295**	**21.7%**
Telecommunications Services	**6,091,847**	**5,097,335**	**19.5%**	**5,669,667**	**7.4%**	**22,188,252**	**18,761,385**	**18.3%**
Mobile	**5,722,375**	**4,739,065**	**20.7%**	**5,293,621**	**8.1%**	**20,691,642**	**17,480,139**	**18.4%**
Usage and Monthly fee	2,813,482	2,478,825	13.5%	2,606,041	8.0%	10,264,753	8,911,976	15.2%
Value added services - VAS	958,043	642,263	49.2%	833,623	14.9%	3,166,437	2,241,530	41.3%
Long distance	841,413	626,101	34.4%	829,403	1.4%	3,181,215	2,374,341	34.0%
Interconnection	1,034,265	935,666	10.5%	974,291	6.2%	3,849,408	3,679,365	4.6%
Others	75,172	56,210	33.7%	50,262	49.6%	229,829	272,927	-15.8%
Fixed	**369,472**	**358,270**	**3.1%**	**376,046**	**-1.7%**	**1,496,610**	**1,281,246**	**16.8%**
Products	**664,243**	**468,098**	**41.9%**	**711,839**	**-6.7%**	**2,540,517**	**1,557,910**	**63.1%**
Discounts and deductions	**(2,067,976)**	**(1,639,784)**	**26.1%**	**(2,010,118)**	**2.9%**	**(7,665,244)**	**(5,861,846)**	**30.8%**
Taxes and discounts on services	(1,854,873)	(1,470,347)	26.2%	(1,783,050)	4.0%	(6,857,476)	(5,189,759)	32.1%
Taxes and discounts on handset sales	(213,102)	(169,437)	25.8%	(227,068)	-6.2%	(807,768)	(672,087)	20.2%
Net Revenues	**4,688,115**	**3,925,648**	**19.4%**	**4,371,388**	**7.2%**	**17,063,525**	**14,457,450**	**18.0%**
Services	**4,236,974**	**3,626,988**	**16.8%**	**3,886,617**	**9.0%**	**15,330,776**	**13,571,626**	**13.0%**
Products	**451,141**	**298,661**	**51.1%**	**484,771**	**-6.9%**	**1,732,748**	**885,824**	**95.6%**

Operating Revenues

Gross service revenues at +19.5% YoY

Total gross revenues reached R$6,756 million in the quarter, an increase of 21.4% YoY. Gross service revenues grew by 19.5% when compared to same period last year, reaching R$6,091 million in 4Q11. As for gross product revenues, total amount reached R$664 million, a strong increase of 41.9% YoY.

Double digit growth in FY2011 figures

For the full year 2011, total gross revenues reached R$24,729 million, an increase of 21.7% versus 2010. Gross service revenues grew by 18.3% when compared to last year, reaching R$22,188 million in 2011. As for gross product revenues, the amount reached R$2,541 million, a strong increase of 63.1% YoY.

The main gross revenues breakdown and highlights in 4Q11 are presented as follows:

Positive elasticity on traffic...

... with voice outgoing revenues growing 17% YoY

Voice Outgoing gross revenues (usage and monthly fee + LD) kept the strong growth pace of previous quarters, growing 17.7% this quarter. The performance is a result of the **solid incentives from Infinity and Liberty plans to leverage usage to different terminations** (M-F, local and LD on-net). **Outgoing traffic volume jumped 31.1% in 4Q11** when compared to the previous year. Voice breakdown is as follows:

- **Usage and monthly fee gross revenues** reached R$2,813 million this quarter, a yearly growth of 13.5% supported by subscriber growth of 25.6%, which results in a significant higher outgoing traffic.

Keeping the LD leadership

- **Long distance gross revenues** reached R$841 million in the quarter, a growth of 34.4 % when compared to 4Q10, also helped by post-paid traffic

following post-paid CB growth. On top, long distance revenues were again positively impacted by traffic migration from Intelig's CSP 23 to TIM's CSP 41 as seen in the past quarter.

ITX revenues confirmed the inversion of erosion trend

Interconnection gross revenues grew 10.5% YoY to R$1,034 million, and accelerating from the yearly growth in 3Q11 of 5%. This result was mainly driven by: (1) speed-up growth on post-paid segment; (2) the contribution of Infinity Torpedo offer, which provides customers unlimited SMS to any mobile operator, resulting in an increase of SMS send and also received, and (3) Infinity Mais, an offer that charges the customer R$0.50 cents per call to a fixed number, resulting an increase in traffic from fixed towards mobile. Despite the increase in interconnection revenues line, **dependency on MTR keeps falling consistently, reaching 17.0%** of gross service revenues versus 18.4% in 3Q11 or 19.7% in 4Q10.

VAS services further accelerating

VAS gross revenues reached R$958 million, a consistent and strong increase of 49.2% YoY and accelerating from the growth seen in 3Q11 (+47.6% YoY) and 2Q11 (+33.5% YoY). This speeding-up is a result of strong adherence of Infinity and Liberty Web data plans and also the positive contribution of Infinity Torpedo. **Unique daily users have surpassed 2.7 million lines** on the Infinity Web and **5.3 million users** on the Infinity Torpedo.

Smartphone already counts more than 27% of CB

Handset gross revenues totaled R$664 million, a 41.9% increase versus 4Q10. This increase was mainly driven by handsets mix enhancement, with **over 70% of total sales being smartphones or webphones (vs. ~40% a year ago).** It is worth highlighting that smartphone penetration has passed 26.6% in our customer base (vs. 8% in the same period last year).

Migrating Intelig's LD traffic to CSP 41

Fixed gross revenues, which includes Intelig and TIM Fixo, totaled R$369 million in 4Q11, 3.1% higher when compared to the same period of last year. The quarterly decrease (-1.7%) is explained by **the LD traffic migration from Intelig's to TIM's CSP**, in light of the anticipation of regulatory requirements.

Net revenues at strong pace

Total net revenues reached R$4,688 million in the quarter, an increase of 19.4%. Net service revenues posted a growth of 16.8% YoY to R$4,237 million.

ARPU uplift QoQ

ARPU (average revenue per user) reached R$21.9 posting a **slower yearly reduction of 5.8%** (vs. –9.5% YoY in 3Q11). This cushion was supported by data revenue expansion and acceleration in post-paid base growth. On a quarterly comparison, ARPU grew 3.3% versus 3Q11.

MOU (minutes of use) continued to show yearly growth, reaching 131 minutes in 4Q11, up 1.7% vs. 129 minutes in 4Q10.

- **Outgoing MOU** reached 119 minutes in 4Q11, representing a growth of 4.5% versus 4Q10. Total outgoing traffic increased by 31% versus 4Q10.

- **Incoming MOU** reached 13 minutes in 4Q11, sharp drop of 19.1% when compared to the same period last year. On absolute basis, total incoming traffic increased by 1.5% YoY.

Selected financial data – Operating Costs and Expenses

Tim Participações - Consolidated (Ex - TIM Fiber)

DESCRIPTION	4Q11	4Q10	% YoY	3Q11	% QoQ	2011	2010	% YoY
R$ thousands								
Operating Expenses	**(3,382,802)**	**(2,724,308)**	**24.2%**	**(3,218,984)**	**5.1%**	**(12,435,030)**	**(10,263,854)**	**21.2%**
Personnel expenses	(158,037)	(146,204)	8.1%	(158,351)	-0.2%	(626,212)	(586,722)	6.7%
Selling & marketing expenses	(1,079,169)	(903,187)	19.5%	(1,010,953)	6.7%	(3,933,223)	(3,483,164)	12.9%
Network & interconnection	(1,286,974)	(1,084,544)	18.7%	(1,202,861)	7.0%	(4,746,385)	(4,227,042)	12.3%
General & administrative	(124,888)	(123,797)	0.9%	(110,262)	13.3%	(493,783)	(484,609)	1.9%
Cost Of Goods Sold	(544,674)	(383,985)	41.8%	(597,708)	-8.9%	(2,062,552)	(1,026,091)	101.0%
Bad Debt	(62,235)	(58,016)	7.3%	(60,825)	2.3%	(231,313)	(310,498)	-25.5%
Other operational revenues (expenses)	(126,825)	(24,575)	416.1%	(78,024)	62.5%	(341,561)	(145,728)	134.4%

Operating Costs and Expenses

Total Operating costs and expenses increased by 24.2% yearly to R$3,383 million in the 4Q11. The expansion is explained **mainly due to a solid growth on handsets sales and subscribers' base growth**.

Costs and expenses breakdowns in 4Q11 are presented as follows:

Personnel expenses reached R$158 million in 4Q11, a growth of 8.1% when compared to the same period of last year, mostly explained by the number of employees increase.

Large impact from subs' growth

Selling & Marketing expenses amount to R$1,079 million, 19.5% higher when compared to the same period of last year and largely impacted by Fistel taxes and commissioning due to subscriber's base growth. On a per unit basis, selling & administrative stood at R$91 per gross adds versus R$97 in 4Q10.

MTR exposure to 11.9% of EBITDA

Network and Interconnection cost reached R$1,287 million in the 4Q11, an increase of 18.7% when compared to the same period of last year. This result was largely impacted by both fixed and mobile interconnection growth from (i) Increasing of outgoing minutes as subscribers' base soared, and (ii) Infinity Torpedo, that pushes SMS usage in a pay-per-day concept for pre-paid. **It is important to highlight that net interconnection total exposure over EBITDA dropped to 11.9% in 4Q11 (vs. 21.4% in 4Q10)**. In addition, recent auctions won by Intelig requested incremental leased lines costs to provide the service, thus contributed to increase network costs.

General and Administrative expenses (G&A) amount to R$125 million in the 4Q11, stable when compared to same period of last year. The net revenue ratio was 2.7% in 4Q11 against a 3.2% in 3Q11, an efficiency gain of 0.5% directly in EBITDA margin.

Cost of Goods Sold reached R$545 million in the quarter, an increase of R$161 million versus the same period of last year. For better understanding, we normalized the figures in

4Q10, considering the impact of the subsidy capitalized (as shown in the chart below). Handset revenues less handsets costs stood at –R$94 million in 4Q11, mainly due to SIM cars and mini modem subsidy and smartphone mix.


COGS Analysis
4Q10
410
26
Δ COGS*:
-R$111 MM
299
384
Product Revenue
Cost Of Goods Sold
Capitalized Subsidy
4Q11
0
Δ COGS*:
-R$94 MM
451
545
Product Revenue
Cost Of Goods Sold
Capitalized Subsidy
Handsets sold (Mln) 2.6 +10.0% 2.8
Delta COGS per handset (R$) 43 -23.2% 33

* ΔCOGS : Net Product Revenues - COGS

The 4Q10 was still under the impact of subsidized capitalization, amounted to R$26 million. Considering this effect, COGS increased 33.0% while product revenues grew by 51.1%, which represents a reduction of 23.2% year over year in the delta COGS.

Bad debt at 0.92% of gross revenues

Bad Debt expenses reported a slightly increase in a yearly comparison of 7.3%, coming at R$62 million, amid a post-paid base increased of 24.5% YoY. Even though the small growth on bad debt year over year, in this quarter bad debt as a percentage of gross revenues reached the lowest level for a fourth quarter ever at 0.92%, down from 1.04% in 4Q10.

Other operational expenses reached R$127 million in 4Q11, R$102 million more than the same period of last year, mainly due to a retroactive adjustment of approximately R$70 million made in the basis for calculating FUST/FUNTTEL which expenses were concentrated in this quarter.

SAC/ARPU sharp drop even after sales record

Subscriber Acquisition Costs per gross adds (where SAC = subsidy + commissioning + total advertising expenses) reduced to R$28.3 in the 4Q11, a significant drop of 21.3% YoY. The performance reflects the efficiency in the acquisition of prepaid and postpaid customers, **although still delivering a record in gross additions** of +26.4% YoY and +32.7% YoY respectively. SAC/ARPU ratio reached 1.3x (vs. 1.5x in the 4Q10).

EBITDA

EBITDA growth maintained the pace

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,305 million in 4Q11, representing an expansion of R$104 million over 4Q10 (or +8.7%). As shown in previous session, such growth is a result of strong outgoing and data revenues and slightly offset by an outstanding subscribers growth, which required higher commercial and network expenses.

EBITDA margin in 4Q11 stood at 27.8% in the 4Q11, an improvement versus 27.1% in 3Q11 and a decrease versus 30.6% in 4Q10. Yearly reduction is largely explained by the increment on handset sale which diluted EBITDA margin.


EBITDA Analysis
31.1%
32.5%
32.6%
33.0%
27.5%
26.8%
26.4%
27.8%
1,033
1,138
1,152
1,305
1Q11
2Q11
3Q11
4Q11
EBITDA
EBITDA Margin
EBITDA Margin on Services

When analyzing full year of 2011, EBITDA came at R$4,628 million or 10.4% higher than 2010. Again, the main highlight was the performance on top line, with data services growing 41% YoY and outgoing 19%. As for EBITDA margin, 2011 came at 27.1% or a reduction from 29.0% in 2010, mainly due to handset sale performance (+95.6% YoY) that diluted the margin.

Depreciation and amortization accounted for R$632 million in the fourth quarter, a drop of 7.9% YoY largely explained by the reduction of handset subsidies capitalization. On 2011, D&A came at R$2,563 million or a reduction of 14% YoY.

EBIT

EBIT growth of around 31%

EBIT (earnings before interest and taxes) totaled R$673 million in the 4Q11. In a yearly comparison EBIT came 30.8% higher, which represents a strong expansion of R$158 million following a greater EBITDA result and lower D&A. As for 2011, EBIT stood 71% higher than 2010, to R$2,065 million.

Net Financial Result

Net financial result totaled R$96 million, an increase of 69.0% if compared to the R$57 million in the same period of last year. As for the full year, net financial result came at R$234 million, or a drop of 4.65% vs. 2010.

4Q11 financial expenses expanded 68.2% reaching R$162 million, impacted by debt growth of 10% (to R$3.7 billion) and also by an increase in interest and monetary adjustments over taxes and contingencies. Financial revenues, in 4Q11, grew 58.7% reaching R$110 million explained by an increase in interest over cash and equivalents and some monetary adjustments. Net FX variation came at R$44 million (vs. R$30 million in 4Q10). The increase is justified by higher hedge expenses.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$172 million in the 4Q11, or an effective tax rate of 30.9%. In 4Q10, it came at a positive R$1,427 million credit, due to deferred tax asset in the amount of R$1,435 million (from loss carry forward) .

Net Profit

Bottom line +66% vs. a year ago

Consolidated Net Profit reached R$405 million in 4Q11 and R$ 1,285 million in 2011, +65.5% versus R$ 776.5 million (organic) in 2010. EBT (earnings before taxes) amounted R$577 million in the 4Q11, a 26.0% increase comparing to 4Q10 showing the positive impact in the Net Profit from a better operational result coming from an EBITDA expansion of R$104 million.


Net Profit
2,212
1,435
Tax credit
Organic
+65.5%
776.5
1,285
FY2010
FY2011

CAPEX

Investments (ex-TIM Fiber) totaled R$1,129 million in 4Q11. As for the 2011 cumulative figures, Capex registered R$2,983 million, or 17.5% of net revenues.



Capex (ex-TIM Fiber)
19.6%
17.5%
2,836
2,983
2,308
81%
2,633
88%
528
19%
350
12%
FY2010
FY2011
Commercial
Infrastructure
% of net revenues

Net financial position and free cash flow (with TIM Fiber)

Gross Debt amounted to R$ 3,706 million, an increase of 9.7% if compared to the R$3,378 million in 4Q10. The reason for this movement were loans raised in 3Q11, totaling USD 220 million, and loans from TIM Fiber, which accounted R$ 92 million. Company's debt is concentrated in long-term contracts (70% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank), Santander and BNP Paribas, as well as borrowings from other local and international financial institutions.

Approximately 28% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. Average cost of debt totaled 10.39% in the 4Q11 compared to 10.0% in the 4Q10.

Cash and Cash equivalents reached R$ 3,265 million. Net debt position stood at R$ 441 million or 55.2% lower than the 4Q10.

Operating Free Cash Flow, in 4Q11, was positive in R$1,175 million, a decrease of 6.1% when compared to 4Q10. The result is explained by a higher capex and a negative impact from change in working capital. As for the full year, OFCF reached R$1,648 million, +20.5% vs. 2010, due to EBITDA expansion and lower D&A.

Guidance for 2011

DESCRIPTION	Guidance	Actual
Net Revenues (YoY)	7% / 8%	+18% ✓
EBITDA (R$ Bln)	> 4.5	4.63 ✓
Capex (R$ Bln)	~ 2.9	3.0 ✓

Dividends

Management is proposing the distribution of R$533.4 million, versus R$496.6 million in 2010. The amount to be distributed is equivalent to R$0.2207 per common share and R$1.1035 per ADR (1ON = 5 ADR). The proposal will be analyzed at the Company's annual shareholders´ meeting to be held on April of 2012.

Ownership Breakdown



Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) Total: 67%
Total: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig
99%
100%
TIM Fiber RJ
TIM Fiber SP

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A., Intelig Telecomunicações LTDA, TIM Fiber RJ S.A. and TIM Fiber SP Ltda.. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.


TIM
Você, sem fronteiras.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94.4% of the urban population – the widest GSM coverage in Brazil, with presence in 3,294 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~80% using EDGE, besides having a sophisticated Third Generation (3G) network serving 64.1% of the country's urban population. The Company has international roaming agreements for TIM clients with more than 527 networks available in more than 200 countries across six continents.

» **Integrated company with a nationwide footprint since 2002**

» **Network: excellent GSM coverage and proven quality**

» **Innovative offers: new concepts leveraging TIM community**

» **Brand: associated to innovation and quality attributes**

» **Sustainability: Maintained in ISE index for 2010/2011**

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises "Plans and Promotions that Revolutionize". It launched two families of plans – 'Infinity' and 'Liberty'. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 64.1 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April last year, is supporting the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company's infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held company, whose share is listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a select group of companies of the Corporate Sustainability Index(ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

The Complete Financial Statements, including Explanatory Notes, are available at the Company's Investor Relations Website: www.tim.com.br/ir

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet

(R$ Thousands)

DESCRIPTION	4Q11	3Q11	% QoQ	4Q10	% YoY
ASSETS	**23.438.221**	**20.097.289**	**16,6%**	**19.370.852**	**21,0%**
CURRENT ASSETS	**8.287.126**	**7.071.209**	**17,2%**	**6.338.127**	**30,8%**
Cash and cash equivalents	3.262.855	2.129.869	53,2%	2.376.232	37,3%
Short-term investments	1.872	42	4366,7%	18.177	-89,7%
Accounts receivable	3.285.782	3.152.122	4,2%	2.660.618	23,5%
Inventories	273.171	353.191	-22,7%	228.654	19,5%
Indirect recoverable Taxes	608.025	592.047	2,7%	494.036	23,1%
Direct recoverable Taxes	616.235	510.512	20,7%	361.929	70,3%
Prepaid expenses	114.502	236.674	-51,6%	93.768	22,1%
Derivative contracts	55.889	7.656	630,0%	6.122	813,0%
Other assets	68.794	89.096	-22,8%	98.592	-30,2%
NONCURRENT	**15.151.096**	**13.026.080**	**16,3%**	**13.032.726**	**16,3%**
Noncurrent assets	**2.752.738**	**2.716.863**	**1,3%**	**2.633.153**	**4,5%**
Long-term investments	25.873	19.397	33,4%	13.692	89,0%
Accounts receivable	59.712	54.700	9,2%	36.812	62,2%
Indirect recoverable Taxes	376.479	311.778	20,8%	188.111	100,1%
Direct recoverable Taxes	22.739	55.835	-59,3%	139.366	-83,7%
Deferred income and social contribution taxes	1.488.235	1.549.052	-3,9%	1.732.732	-14,1%
Judicial deposits	607.627	569.467	6,7%	385.519	57,6%
Prepaid expenses	92.874	92.912	0,0%	102.413	-9,3%
Derivative contracts	65.315	49.950	30,8%	16.746	290,0%
Other assets	13.884	13.772	0,8%	17.763	-21,8%
Permanent Assets	**12.398.357**	**10.309.217**	**20,3%**	**10.399.572**	**19,2%**
Property, plant and equipment	6.624.081	5.866.218	12,9%	5.863.723	13,0%
Intangibles	5.774.276	4.442.999	30,0%	4.535.849	27,3%
LIABILITIES	**23.438.221**	**20.097.289**	**16,6%**	**19.370.852**	**21,0%**
CURRENT LIABILITIES	**6.795.629**	**5.143.913**	**32,1%**	**5.691.089**	**19,4%**
Suppliers	3.709.301	2.901.207	27,9%	3.103.469	19,5%
Loans and financing	1.090.174	871.722	25,1%	957.549	13,9%
Derivative contracts	77.055	923	8252,5%	2.071	3620,7%
Salaries and related charges	145.803	159.639	-8,7%	125.292	16,4%
Indirect taxes, charges and contributions	705.669	553.206	27,6%	544.375	29,6%
Direct taxes, charges and contributions	454.124	317.429	43,1%	265.328	71,2%
Dividends payable	326.348	25.422	1183,7%	511.737	-36,2%
Authorizations payable	(0)	58.526	-100,0%	-	0,0%
Other liabilities	287.155	255.839	12,2%	181.268	58,4%
NONCURRENT LIABILITIES	**3.685.855**	**3.775.866**	**-2,4%**	**3.378.954**	**9,1%**
Loans and financing	2.570.409	2.657.992	-3,3%	2.277.121	12,9%
Derivative contracts	89.078	115.328	-22,8%	164.482	-45,8%
Indirect taxes, charges and contributions	142.953	125.530	13,9%	57.721	147,7%
Direct taxes, charges and contributions	167.447	163.734	2,3%	138.981	20,5%
Deferred income and social contribution taxes	77.055	78.277	-1,6%	83.708	-7,9%
Provision for contingencies	229.521	228.717	0,4%	249.057	-7,8%
Pension plan	318	8.977	-96,5%	9.166	-96,5%
Asset retirement obligations	261.918	254.771	2,8%	255.737	2,4%
Other liabilities	147.155	142.540	3,2%	142.982	2,9%
SHAREHOLDERS' EQUITY	**12.956.737**	**11.177.510**	**15,9%**	**10.300.809**	**25,8%**
Capital	9.839.770	8.164.665	20,5%	8.149.096	20,7%
Capital reserves	384.488	380.560	1,0%	380.560	1,0%
Special reserves	-	-	0,0%	15.569	-100,0%
Income reserves	2.735.848	1.755.585	55,8%	270.945	909,7%
Accumulated losses	-	-	0,0%	-	0,0%
Treasury Stocks	(3.369)	(3.369)	0,0%	1.484.640	-100,2%
Net Income for the period	-	880.070	-100,0%	-	0,0%

Vocé, sem fronteiras.

Attachment 2

TIM PARTICIPAÇÕES S.A.

Income Statements

TIM Stand Alone (ex-TIM Fiber)

(R$ Thousands)

DESCRIPTION	4Q11	4Q10	% YoY	3Q11	% QoQ	2011	2010	% YoY
R$ thousands								
Gross Revenues	**6,756,090**	**5,565,433**	**21.4%**	**6,381,506**	**5.9%**	**24,728,769**	**20,319,295**	**21.7%**
Telecommunications Services	**6,091,847**	**5,097,335**	**19.5%**	**5,669,667**	**7.4%**	**22,188,252**	**18,761,385**	**18.3%**
Mobile	**5,722,375**	**4,739,065**	**20.7%**	**5,293,621**	**8.1%**	**20,691,642**	**17,480,139**	**18.4%**
Usage and Monthly fee	2,813,482	2,478,825	13.5%	2,606,041	8.0%	10,264,753	8,911,976	15.2%
Value added services - VAS	958,043	642,263	49.2%	833,623	14.9%	3,166,437	2,241,530	41.3%
Long distance	841,413	626,101	34.4%	829,403	1.4%	3,181,215	2,374,341	34.0%
Interconnection	1,034,265	935,666	10.5%	974,291	6.2%	3,849,408	3,679,365	4.6%
Others	75,172	56,210	33.7%	50,262	49.6%	229,829	272,927	-15.8%
Fixed	**369,472**	**358,270**	**3.1%**	**376,046**	**-1.7%**	**1,496,610**	**1,281,246**	**16.8%**
Products	**664,243**	**468,098**	**41.9%**	**711,839**	**-6.7%**	**2,540,517**	**1,557,910**	**63.1%**
Discounts and deductions	**(2,067,976)**	**(1,639,784)**	**26.1%**	**(2,010,118)**	**2.9%**	**(7,665,244)**	**(5,861,846)**	**30.8%**
Taxes and discounts on services	(1,854,873)	(1,470,347)	26.2%	(1,783,050)	4.0%	(6,857,476)	(5,189,759)	32.1%
Taxes and discounts on handset sales	(213,102)	(169,437)	25.8%	(227,068)	-6.2%	(807,768)	(672,087)	20.2%
Net Revenues	**4,688,115**	**3,925,648**	**19.4%**	**4,371,388**	**7.2%**	**17,063,525**	**14,457,450**	**18.0%**
Services	**4,236,974**	**3,626,988**	**16.8%**	**3,886,617**	**9.0%**	**15,330,776**	**13,571,626**	**13.0%**
Products	**451,141**	**298,661**	**51.1%**	**484,771**	**-6.9%**	**1,732,748**	**885,824**	**95.6%**
Operating Expenses	**(3,382,802)**	**(2,724,308)**	**24.2%**	**(3,218,984)**	**5.1%**	**(12,435,030)**	**(10,263,854)**	**21.2%**
Personnel expenses	(158,037)	(146,204)	8.1%	(158,351)	-0.2%	(626,212)	(586,722)	6.7%
Selling & marketing expenses	(1,079,169)	(903,187)	19.5%	(1,010,953)	6.7%	(3,933,223)	(3,483,164)	12.9%
Network & interconnection	(1,286,974)	(1,084,544)	18.7%	(1,202,861)	7.0%	(4,746,385)	(4,227,042)	12.3%
General & administrative	(124,888)	(123,797)	0.9%	(110,262)	13.3%	(493,783)	(484,609)	1.9%
Cost Of Goods Sold	(544,674)	(383,985)	41.8%	(597,708)	-8.9%	(2,062,552)	(1,026,091)	101.0%
Bad Debt	(62,235)	(58,016)	7.3%	(60,825)	2.3%	(231,313)	(310,498)	-25.5%
Other operational revenues (expenses)	(126,825)	(24,575)	416.1%	(78,024)	62.5%	(341,561)	(145,728)	134.4%
EBITDA	**1,305,313**	**1,201,341**	**8.7%**	**1,152,404**	**13.3%**	**4,628,495**	**4,193,596**	**10.4%**
EBITDA Margin	27.8%	30.6%	-276 bps	26.4%	148 bps	27.1%	29.0%	-188 bps
Depreciation & amortization	**(632,365)**	**(686,801)**	**-7.9%**	**(639,526)**	**-1.1%**	**(2,563,544)**	**(2,993,461)**	**-14.4%**
Depreciation	(348,620)	(344,370)	1.2%	(354,599)	-1.7%	(1,390,083)	(1,448,654)	-4.0%
Amortization	(283,745)	(342,431)	-17.1%	(284,928)	-0.4%	(1,173,461)	(1,544,807)	-24.0%
EBIT	**672,947**	**514,540**	**30.8%**	**512,878**	**31.2%**	**2,064,951**	**1,200,135**	**72.1%**
EBIT Margin	14.4%	13.1%	125 bps	11.7%	262 bps	12.1%	8.3%	380 bps
Net Financial Results	**(95,996)**	**(56,791)**	**69.0%**	**(61,450)**	**56.2%**	**(234,036)**	**(245,457)**	**-4.7%**
Financial expenses	(161,745)	(96,136)	68.2%	(124,046)	30.4%	(446,598)	(380,501)	17.4%
Financial income	110,237	69,471	58.7%	69,675	58.2%	313,161	231,671	35.2%
Net exchange variation	(44,489)	(30,125)	47.7%	(7,079)	528.5%	(100,600)	(96,627)	4.1%
Income before taxes	**576,951**	**457,749**	**26.0%**	**451,429**	**27.8%**	**1,830,914**	**954,678**	**91.8%**
Income tax and social contribution	(171,869)	1,426,899	-112.0%	(134,796)	27.5%	(545,763)	1,257,038	-143.4%
Net Income	**405,082**	**1,884,648**	**-78.5%**	**316,632**	**27.9%**	**1,285,152**	**2,211,716**	**-41.9%**

Attachment 3

TIM PARTICIPAÇÕES S.A.

Income Statements

TIM + Nov-Dec TIM Fiber

(R$ Thousands)

DESCRIPTION	4Q11	4Q10	% YoY	3Q11	% QoQ	2011	2010	% YoY
R$ thousands								
Gross Revenues	**6,784,887**	**5,565,433**	**21.9%**	**6,381,506**	**6.3%**	**24,757,565**	**20,319,295**	**21.8%**
Telecommunications Services	**6,120,644**	**5,097,335**	**20.1%**	**5,669,667**	**8.0%**	**22,217,049**	**18,761,385**	**18.4%**
Mobile	**5,722,337**	**4,739,065**	**20.7%**	**5,293,621**	**8.1%**	**20,691,604**	**17,480,139**	**18.4%**
Usage and Monthly fee	2,813,444	2,478,825	13.5%	2,606,041	8.0%	10,264,715	8,911,976	15.2%
Value added services - VAS	958,043	642,263	49.2%	833,623	14.9%	3,166,437	2,241,530	41.3%
Long distance	841,413	626,101	34.4%	829,403	1.4%	3,181,215	2,374,341	34.0%
Interconnection	1,034,265	935,666	10.5%	974,291	6.2%	3,849,408	3,679,365	4.6%
Others	75,172	56,210	33.7%	50,262	49.6%	229,829	272,927	-15.8%
Fixed	**398,307**	**358,270**	**11.2%**	**376,046**	**5.9%**	**1,525,445**	**1,281,246**	**19.1%**
Products	**664,243**	**468,098**	**41.9%**	**711,839**	**-6.7%**	**2,540,517**	**1,557,910**	**63.1%**
Discounts and deductions	**(2,074,321)**	**(1,639,784)**	**26.5%**	**(2,010,118)**	**3.2%**	**(7,671,589)**	**(5,861,846)**	**30.9%**
Taxes and discounts on services	(1,861,219)	(1,470,347)	26.6%	(1,783,050)	4.4%	(6,863,821)	(5,189,759)	32.3%
Taxes and discounts on handset sales	(213,102)	(169,437)	25.8%	(227,068)	-6.2%	(807,768)	(672,087)	20.2%
Net Revenues	**4,710,566**	**3,925,648**	**20.0%**	**4,371,388**	**7.8%**	**17,085,976**	**14,457,450**	**18.2%**
Services	**4,259,425**	**3,626,988**	**17.4%**	**3,886,617**	**9.6%**	**15,353,228**	**13,571,626**	**13.1%**
Products	**451,141**	**298,661**	**51.1%**	**484,771**	**-6.9%**	**1,732,748**	**885,824**	**95.6%**
Operating Expenses	**(3,396,538)**	**(2,724,308)**	**24.7%**	**(3,218,984)**	**5.5%**	**(12,448,766)**	**(10,263,854)**	**21.3%**
Personnel expenses	(164,652)	(146,204)	12.6%	(158,351)	4.0%	(632,828)	(586,722)	7.9%
Selling & marketing expenses	(1,079,699)	(903,187)	19.5%	(1,010,953)	6.8%	(3,933,753)	(3,483,164)	12.9%
Network & interconnection	(1,283,947)	(1,084,544)	18.4%	(1,202,861)	6.7%	(4,743,358)	(4,227,042)	12.2%
General & administrative	(133,745)	(123,797)	8.0%	(110,262)	21.3%	(502,640)	(484,609)	3.7%
Cost Of Goods Sold	(544,674)	(383,985)	41.8%	(597,708)	-8.9%	(2,062,552)	(1,026,091)	101.0%
Bad Debt	(62,451)	(58,016)	7.6%	(60,825)	2.7%	(231,529)	(310,498)	-25.4%
Other operational revenues (expenses)	(127,370)	(24,575)	418.3%	(78,024)	63.2%	(342,105)	(145,728)	134.8%
EBITDA	**1,314,028**	**1,201,341**	**9.4%**	**1,152,404**	**14.0%**	**4,637,210**	**4,193,596**	**10.6%**
EBITDA Margin	27.9%	30.6%	-271 bps	26.4%	153 bps	27.1%	29.0%	-187 bps
Depreciation & amortization	**(638,590)**	**(686,801)**	**-7.0%**	**(639,526)**	**-0.1%**	**(2,569,768)**	**(2,993,461)**	**-14.2%**
Depreciation	(354,740)	(344,370)	3.0%	(354,599)	0.0%	(1,396,202)	(1,448,654)	-3.6%
Amortization	(283,849)	(342,431)	-17.1%	(284,928)	-0.4%	(1,173,566)	(1,544,807)	-24.0%
EBIT	**675,438**	**514,540**	**31.3%**	**512,878**	**31.7%**	**2,067,442**	**1,200,135**	**72.3%**
EBIT Margin	14.3%	13.1%	123 bps	11.7%	261 bps	12.1%	8.3%	380 bps
Net Financial Results	**(100,817)**	**(56,791)**	**77.5%**	**(61,450)**	**64.1%**	**(238,857)**	**(245,457)**	**-2.7%**
Financial expenses	(163,926)	(96,136)	70.5%	(124,046)	32.1%	(448,779)	(380,501)	17.9%
Financial income	107,597	69,471	54.9%	69,675	54.4%	310,521	231,671	34.0%
Net exchange variation	(44,489)	(30,125)	47.7%	(7,079)	528.5%	(100,600)	(96,627)	4.1%
Income before taxes	**574,621**	**457,749**	**25.5%**	**451,429**	**27.3%**	**1,828,584**	**954,678**	**91.5%**
Income tax and social contribution	(173,463)	1,426,899	-112.2%	(134,796)	28.7%	(547,357)	1,257,038	-143.5%
Net Income	**401,158**	**1,884,648**	**-78.7%**	**316,632**	**26.7%**	**1,281,228**	**2,211,716**	**-42.1%**

Attachment 4

TIM PARTICIPAÇÕES S.A.

Income Statements

12 months pro-forma (TIM + TIM Fiber)

(R$ Thousands)

DESCRIPTION	1Q11	2Q11	3Q11	4Q11	2011
R$ thousands					
Gross Revenues	**5,489,126**	**6,202,563**	**6,434,771**	**6,801,143**	**24,927,603**
Telecommunications Services	**5,056,198**	**5,471,056**	**5,722,932**	**6,136,900**	**22,387,086**
Mobile	**4,644,419**	**5,031,139**	**5,293,554**	**5,722,319**	**20,691,430**
Usage and Monthly fee	2,371,208	2,473,933	2,605,974	2,813,426	10,264,541
Value added services - VAS	640,353	734,418	833,623	958,043	3,166,437
Long distance	690,159	820,239	829,403	841,413	3,181,215
Interconnection	896,620	944,232	974,291	1,034,265	3,849,408
Others	46,079	58,316	50,262	75,172	229,829
Fixed	**411,779**	**439,918**	**429,378**	**414,581**	**1,695,656**
Products	**432,928**	**731,507**	**711,839**	**664,243**	**2,540,517**
Discounts and deductions	**(1,696,751)**	**(1,909,005)**	**(2,020,475)**	**(2,077,811)**	**(7,704,042)**
Taxes and discounts on services	(1,552,899)	(1,685,259)	(1,793,407)	(1,864,708)	(6,896,273)
Taxes and discounts on handset sales	(143,852)	(223,746)	(227,068)	(213,102)	(807,768)
Net Revenues	**3,792,375**	**4,293,557**	**4,414,296**	**4,723,332**	**17,223,561**
Services	**3,503,299**	**3,785,797**	**3,929,525**	**4,272,192**	**15,490,813**
Products	**289,076**	**507,760**	**484,771**	**451,141**	**1,732,748**
Operating Expenses	**(2,724,897)**	**(3,113,279)**	**(3,220,874)**	**(3,396,115)**	**(12,455,165)**
Personnel expenses	(163,544)	(165,834)	(168,427)	(167,736)	(665,541)
Selling & marketing expenses	(896,344)	(947,170)	(1,011,378)	(1,079,958)	(3,934,849)
Network & interconnection	(1,100,439)	(1,133,724)	(1,190,065)	(1,279,035)	(4,703,263)
General & administrative	(128,223)	(137,698)	(114,169)	(135,049)	(515,140)
Cost Of Goods Sold	(332,583)	(587,588)	(597,708)	(544,674)	(2,062,552)
Bad Debt	(41,835)	(66,279)	(60,829)	(62,454)	(231,398)
Other operational revenues (expenses)	(61,928)	(74,986)	(78,299)	(127,209)	(342,422)
EBITDA	**1,067,478**	**1,180,278**	**1,193,422**	**1,327,217**	**4,768,395**
EBITDA Margin	28.1%	27.5%	27.0%	28.1%	27.7%
Depreciation & amortization	**(690,854)**	**(617,363)**	**(648,519)**	**(641,480)**	**(2,598,216)**
Depreciation	(351,619)	(351,496)	(363,435)	(357,579)	(1,424,129)
Amortization	(339,234)	(265,867)	(285,084)	(283,902)	(1,174,087)
EBIT	**376,625**	**562,916**	**544,902**	**685,736**	**2,170,179**
EBIT Margin	9.9%	13.1%	12.3%	14.5%	12.6%
Net Financial Results	**(31,717)**	**(42,834)**	**(61,094)**	**(101,500)**	**(237,146)**
Financial expenses	(89,711)	(71,469)	(124,983)	(164,804)	(450,967)
Financial income	69,685	65,962	70,957	107,789	314,393
Net exchange variation	(11,691)	(37,328)	(7,068)	(44,485)	(100,572)
Income before taxes	**344,907**	**520,081**	**483,808**	**584,237**	**1,933,033**
Income tax and social contribution	(113,153)	(146,332)	(147,021)	(176,734)	(583,241)
Net Income	**231,754**	**373,749**	**336,787**	**407,502**	**1,349,792**

Attachment 5
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements
(R$ Thousands)

DESCRIPTION	4Q11	4Q10	% YoY	3Q11	% QoQ	2011	2010	% YoY
EBIT	**675,438**	**514,539**	**31.3%**	**512,878**	**31.7%**	**2,067,441**	**1,200,134**	**72.3%**
Depreciation and amortization	638,590	686,801	-7.0%	639,528	-0.1%	2,569,770	2,993,461	-14.2%
Capital expenditures	(1,150,184)	(1,100,238)	4.5%	(838,248)	37.2%	(3,002,377)	(2,835,761)	5.9%
Changes in net operating working capital	1,011,640	1,150,502	-12.1%	369,756	173.6%	13,744	9,806	40.2%
Free Operating Cash Flow	**1,175,484**	**1,251,604**	**-6.1%**	**683,914**	**71.9%**	**1,648,578**	**1,367,640**	**20.5%**
Income and social contribution taxes	(94,252)	(88,059)	7.0%	(59,177)	59.3%	(333,740)	(190,653)	75.1%
Dividends and payables	(38)	(33)	15.2%	(80)	-53%	(486,353)	(201,182)	141.7%
Fiber RJ and Fiber SP acquisitions	(1,529,588)	-	0.0%	-	0%	(1,529,588)	-	0.0%
Net cash from Fiber RJ and Fiber SP acquisitions	(70,671)	-	0.0%	-	0%	(70,671)	-	0.0%
Increase in capital	1,722,222	-	0.0%	-	0%	1,722,222	-	0.0%
Cost of issuance of shares	(47,116)	-	0.0%	-	0%	(47,116)	-	0.0%
Net financial revenue	(100,817)	(56,791)	77.5%	(61,450)	64.1%	(238,857)	(245,457)	-2.7%
Judicial deposits	(38,049)	(33,399)	13.9%	(39,370)	-3.4%	(221,996)	(145,701)	52.4%
LT taxes, interestes and contributions	21,135	(1,061)	-2091.6%	15,930	32.7%	113,698	167,561	-32.1%
Other changes	(20,648)	23,086	-189.4%	(225)	9071.3%	(13,014)	(52,306)	-75.1%
Net Cash Flow	**1,017,662**	**1,095,347**	**-7.1%**	**539,542**	**88.6%**	**543,162**	**699,902**	**-22.4%**

Attachment 6
TIM PARTICIPAÇÕES S.A.
Operational Indicators

DESCRIPTION	4Q11	4Q10	% YoY	3Q11	% QoQ	2011	2010	% YoY
Brazilian Wireless Subscriber Base (million)	**242,232**	**202,944**	**19.4%**	**227,352**	**6.5%**	**242,232**	**202,944**	**19.4%**
Estimated Total Penetration	123.9%	104.7%	19.2pp	116.5%	7.4bps	123.9%	104.7%	19.2bps
Municipalities Served - TIM GSM	3,294	3,203	2.8%	3,259	1.1%	3,294	3,203	2.8%
Market Share	26.5%	25.1%	1.3pp	26.0%	0.4bps	26.5%	25.1%	1.3bps
Total Lines ('000)	**64,083**	**51,028**	**25.6%**	**59,210**	**8.2%**	**64,083**	**51,028**	**25.6%**
Prepaid	54,778	43,549	25.8%	50,559	8.3%	54,778	43,549	25.8%
Postpaid	9,305	7,479	24.4%	8,651	7.6%	9,305	7,479	24.4%
Gross Additions ('000)	11,836	9,317	27.0%	10,186	16.2%	39,755	28,608	39.0%
Net Additions ('000)	4,873	4,081	19.4%	3,685	32.2%	13,056	9,913	31.7%
Churn	6,963	5,236	33.0%	6,500	7.1%	26,699	18,695	42.8%
ARPU (R$)	**21.9**	**23.3**	**-5.8%**	**21.2**	**3.3%**	**21.4**	**23.7**	**-9.8%**
MOU	**131**	**129**	**1.7%**	**130**	**1.1%**	**129**	**116**	**10.8%**
SAC (R$)	28	36	-21.3%	36	-21.8%	34	54	-38.2%
Handsets sold ('000)	2,847	2,589	10.0%	3,164	-10.0%	11,780	8,012	47.0%
Investment (R$ million)	**1,150**	**1,100**	**4.5%**	**837**	**37.4%**	**3,002**	**2,836**	**5.9%**
Employees*	10,562	9,712	8.8%	9,821	7.5%	10,562	9,712	8.8%

* Includes TIM Fiber's employees in 4Q11 and 2011.